UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved the payment of a cash interim dividend of euro 0.37 (gross) per share on account of the 2026 dividend, to be paid on 15 October 2026.

The main characteristics of the payment agreed are detailed below:

Gross dividend per share: euro 0.37

Net dividend per share: euro 0.2997 (withholding tax rate of 19%)

Last trading date: 12 October 2026

Ex-dividend date: 13 October 2026

Record date: 14 October 2026

Payment date: 15 October 2026, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to them.

Madrid, 1 October 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 1, 2026	By:	/s/ Ignacio Férnandez-Palomero Morales

	Name:	Ignacio Férnandez-Palomero Morales
	Title:	Global Head of Capital & Active Balance Sheet Management